Filed Pursuant to Rule 433

Registration No. 333-158663

Units Expected Pricing Date* May , 2010

Market Index Target-Term Securities® Settlement Date* June , 2010

Linked to the Dow Jones Industrial AverageSM, Maturity Date* May , 2015

due May , 2015 CUSIP No.

$10 principal amount per unit

Term Sheet No.

Market Index Target-Term Securities®

100% participation in increases in the level of the Dow Jones Industrial AverageSM (the “Index”), subject to a cap of between 55% and 65%

100% principal protected at maturity against decreases in the level of the Index

A maturity of approximately five years

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

Application may be made to list on NYSE Arca under the symbol “MSC”

Subject to Completion

Preliminary Term Sheet dated May 4, 2010

The MITTS® are being offered by Bank of America Corporation (“BAC”). The MITTS will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the MITTS involves a number of risks. There are important differences between the MITTS and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-13 of product supplement MITTS-4. MITTS:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.25	$
Proceeds, before expenses, to Bank of America Corporation	$9.75	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively.

*Depending on the date the MITTS® are priced for initial sale to the public (the “pricing date”), which may be in May or June 2010, the settlement date may occur in May or June 2010, and the maturity date may occur in May or June 2015. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

May     , 2010

Summary

The Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due May     , 2015 (the “MITTS”), are our senior unsecured debt securities. The MITTS are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC. The MITTS provide investors with a 100% participation rate in increases in the level of the Dow Jones Industrial AverageSM (the “Index”) from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined during the Maturity Valuation Period shortly before the maturity date, subject to a maximum return of 55% to 65% over the Original Offering Price. Investors must be willing to forgo interest payments on the MITTS and be willing to accept a return that is capped.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately five years
Market Measure:	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”)
Starting Value:

The closing level of the Index on the pricing date. The Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Ending Value:

The average of the closing levels of the Index on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-31 of product supplement MITTS-4.

Capped Value:

$15.50 to $16.50 per unit of the MITTS, which represents a return of 55% to 65% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Maturity Valuation Period:

Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Participation Rate:	100%
Minimum Redemption Amount:	$10.00 per unit
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based upon the Participation Rate of 100% and a hypothetical Capped Value of $16.00 (a 60% return), the midpoint of the Capped Value range of $15.50 to $16.50. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 100%, the Base Value of $10.00 (per unit), a hypothetical Starting Value of 11,151.83, which was the closing level of the Index on May 3, 2010, the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $16.00 (per unit), the midpoint of the Capped Value range of $15.50 to $16.50.

Example 1 — The hypothetical Ending Value is 90% of the hypothetical Starting Value:

Hypothetical Starting Value:	11,151.83
Hypothetical Ending Value:	10,036.65

Redemption Amount (per unit) =	the greater of (a) $10 +	[	$10 × 100% ×	(10,036.65 - 11,151.83)	]	= $9.00 and (b) $10.00
11,151.83

Redemption Amount (per unit) = $10.00 (The Redemption Amount cannot be less than the $10.00 Minimum Redemption Amount.)

Example 2 — The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value:	11,151.83
Hypothetical Ending Value:	14,497.38

Redemption Amount (per unit) =	$10 +	[	$10 × 100% ×	(14,497.38 - 11,151.83)	]	= $13.00
11,151.83

Redemption Amount (per unit) = $13.00

Example 3 — The hypothetical Ending Value is 210% of the hypothetical Starting Value:

Hypothetical Starting Value:	11,151.83
Hypothetical Ending Value:	23,418.84

Redemption Amount (per unit) =	$10 +	[	$10 × 100% ×	(23,418.84 - 11,151.83)	]	= $21.00
11,151.83

Redemption Amount (per unit) = $16 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 11,151.83 (the closing level of the Index on May 3, 2010) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to two decimal places);
▪	the total rate of return to holders of the MITTS;
▪	the pretax annualized rate of return to holders of the MITTS; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.45% per annum.

The table below reflects the Participation Rate of 100%, the Base Value of $10.00 (per unit), the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $16 (per unit), the midpoint of the Capped Value range of $15.50 to $16.50.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the MITTS	Pretax Annualized Rate of Return on the MITTS(1)	Pretax Annualized Rate of Return of Stocks Included in the Index(1)(2)
5,575.92	-50.00%	$10.00	0.00%	0.00%	-10.94%
6,691.10	-40.00%	$10.00	0.00%	0.00%	-7.50%
7,806.28	-30.00%	$10.00	0.00%	0.00%	-4.55%
8,921.46	-20.00%	$10.00	0.00%	0.00%	-1.96%
10,036.65	-10.00%	$10.00	0.00%	0.00%	0.36%
10,594.24	-5.00%	$10.00	0.00%	0.00%	1.43%
10,873.03	-2.50%	$10.00	0.00%	0.00%	1.94%
11,151.83(3)	0.00%	$10.00(4)	0.00%	0.00%	2.45%
11,430,63	2.50%	$10.25	2.50%	0.49%	2.94%
11,709.42	5.00%	$10.50	5.00%	0.98%	3.43%
12,267.01	10.00%	$11.00	10.00%	1.91%	4.36%
13,382.20	20.00%	$12.00	20.00%	3.68%	6.13%
14,497.38	30.00%	$13.00	30.00%	5.31%	7.76%
15,612.56	40.00%	$14.00	40.00%	6.84%	9.29%
16,727.75	50.00%	$15.00	50.00%	8.27%	10.72%
17,842.93	60.00%	$16.00(5)	60.00%	9.62%	12.07%
18,958.11	70.00%	$16.00	60.00%	9.62%	13.34%
20,073.29	80.00%	$16.00	60.00%	9.62%	14.55%
21,188.48	90.00%	$16.00	60.00%	9.62%	15.70%
22,303.66	100.00%	$16.00	60.00%	9.62%	16.80%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from May 10, 2010 to May 11, 2015, a term expected to be similar to that of the MITTS.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.45% per annum, and that dividends are not reinvested; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, which was the closing level of the Index on May 3, 2010. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

(4)	The Redemption Amount will not be less than the Minimum Redemption Amount of $10.00 per unit of the MITTS.

(5)	The Redemption Amount cannot exceed the hypothetical Capped Value of $16.00 per unit of the MITTS (the midpoint of the Capped Value range of $15.50 to $16.50). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the MITTS and a conventional debt security. An investment in the MITTS involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return on the MITTS, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	We cannot assure you that a trading market for your MITTS will ever develop or be maintained.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	Dow Jones & Company, Inc. (“Dow Jones”) may adjust the Index in a way that affects its level, and Dow Jones has no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, except to the extent that our common stock is included in the Index, we do not control any company included in the Index and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the MITTS and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the MITTS. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will be zero if the level of the Index is unchanged or decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that there is no assurance that the MITTS will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the MITTS or that there will be liquidity in any trading market. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the MITTS.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the MITTS to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 55% and 65% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the MITTS.

Other Provisions

We may deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the MITTS occurs more than three business days from the pricing date, purchasers who wish to trade the MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the MITTS, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the MITTS from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of Dow Jones, and is subject to change by Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones discontinuing publication of the Index are discussed in the section of product supplement MITTS-4 beginning on page S-49 entitled “Description of MITTS – Discontinuance of a Non-Exchange Traded Fund-Based Market Measure – Equity-Based or Commodity-Based Market Measures that Are Not Exchange Traded Funds.” None of us, the calculation agent, or any of the selling agents accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Dow Jones”, “Dow Jones Industrial AverageSM”, and “DJIASM” are service marks of Dow Jones and have been licensed for use for certain purposes by us. MITTS based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold, or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the MITTS.

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal (the “WSJ”), which is published by Dow Jones, as representative of the broad market of U.S. industry. The Index is not limited to traditionally defined industrial stocks. Instead, the Index serves as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment, and consumer goods. Although there are no pre-determined criteria for inclusion of a component stock, the corporations represented in the Index are U.S. companies that tend to be leaders within their respective industries, with stocks that are typically widely held by individuals as well as institutional investors.

Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency, or us. Historically, most changes to the component stocks of the Index have been the result of corporate acquisitions or other dramatic shifts in a component stock’s core business, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. When such an event necessitates that one component stock be replaced, the entire Index is reviewed and, as a result, multiple component stock changes are often implemented simultaneously. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with us and has not participated in any way in the creation of the MITTS.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

Computation of the Index

The level of the Index is the sum of the primary exchange prices of each of the 30 component stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding, and market capitalization for each of the component stocks in the Index based on publicly available information on May 3, 2010.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Shares Outstanding (inMillions)(2)	Market Capitalization (in Millions)(2)	Component Stock Weight
3M Co.	MMM	Diversified Industrials	$89.81	713.07	60,040.64	6.09%
Aluminum Co. of America	AA	Aluminum	$13.15	1,021.02	13,426.41	0.89%
American Express Co.	AXP	Consumer Finance	$47.20	1,198.00	56,545.60	3.20%
AT&T Inc.	T	Fixed Line Telecommunications	$26.28	5,902.07	155,106.52	1.78%
Bank of America	BAC	Banks	$18.06	10,032.00	181,177.94	1.22%
Boeing Co.	BA	Aerospace	$74.39	759.04	56,464.73	5.04%
Caterpillar Inc.	CAT	Commercial Vehicles & Trucks	$69.94	624.72	43,693.11	4.74%
Chevron Corp.	CVX	Integrated Oil & Gas	$82.83	2,008.74	166,384.13	5.61%
Cisco Systems Inc.	CSCO	Networking Products	$27.54	5,725.64	157,684.03	1.87%
Coca-Cola Co.	KO	Soft Drinks	$53.76	2,307.05	124,027.04	3.64%
E.I. DuPont De Nemours & Co.	DD	Commodity Chemicals	$40.12	906.04	36,350.40	2.72%
Exxon Mobil Corp.	XOM	Integrated Oil & Gas	$67.84	4,721.27	320,291.16	4.60%
General Electric Co.	GE	Diversified Industrials	$19.26	10,672.87	205,559.52	1.31%
Hewlett-Packard Co.	HPQ	Computer Hardware	$52.71	2,345.09	123,609.85	3.52%
Home Depot Inc.	HD	Home Improvement Retailers	$35.87	1,693.34	60,740.17	2.43%
Intel Corp.	INTC	Semiconductors	$23.26	5,524.08	128,488.24	1.58%
International Business Machines Corp.	IBM	Computer Services	$129.60	1,282.35	166,192.27	8.78%
Johnson & Johnson	JNJ	Pharmaceuticals	$65.33	2,751.93	179,783.41	4.43%
JPMorgan Chase & Co.	JPM	Banks	$43.53	3,975.40	173,049.16	2.95%
Kraft Foods Inc. Class A	KFT	Food Products	$29.90	1,731.17	51,762.07	2.01%
McDonald’s Corp.	MCD	Restaurants & Bars	$71.42	1,075.96	76,845.12	4.84%
Merck & Co. Inc.	MRK	Pharmaceuticals	$35.22	3,115.32	109,877.24	2.39%
Microsoft Corp.	MSFT	Software	$30.86	8,763.84	270,452.09	2.09%
Pfizer Inc.	PFE	Pharmaceuticals	$16.91	8,067.98	136,429.53	1.15%
Procter & Gamble Co.	PG	Nondurable Household Products	$62.68	2,879.90	180,512.39	4.25%
Travelers Cos. Inc.	TRV	Insurance	$51.21	485.34	25,366.32	3.47%
United Technologies Corp.	UTX	Aerospace	$76.28	933.08	71,175.34	5.17%
Verizon Communications Inc.	VZ	Fixed Line Telecommunications	$29.29	2,826.33	82,794.99	1.99%
Wal-Mart Stores Inc.	WMT	Broadline Retailers	$53.74	3,759.01	202,009.06	3.64%
Walt Disney Co.	DIS	Broadcasting & Entertainment	$37.56	1,939.52	72,848.20	2.55%

(1)	The inclusion of a component stock in the Index should not be considered a recommendation to buy or sell that stock and neither we nor any of our affiliates make any representation to any purchaser of the MITTS as to the performance of the Index or any component stock included in the Index. Beneficial owners of the MITTS will not have any right to the component stocks included in the Index or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

Neither we nor any of our affiliates, including the selling agents, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index. Dow Jones does not guarantee the accuracy or the completeness of the Index or any data included in the Index. Dow Jones assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. Dow Jones disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the MITTS at maturity.

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through April 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the MITTS. On May 3, 2010, the closing level of the Index was 11,151.83.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by Dow Jones (including the DJIASM) in connection with certain securities, including the MITTS.

The license agreement between us and Dow Jones requires that the following language be stated in this term sheet:

The MITTS are not sponsored, endorsed, sold, or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the MITTS or any member of the public regarding the advisability of investing in securities generally or in the MITTS particularly. Dow Jones’ only relationship to us is in the licensing of certain trademarks, trade names, and service marks of Dow Jones and of the DJIASM, which is determined, composed, and calculated by Dow Jones without regard to us or the MITTS. Dow Jones has no obligation to take our needs or the needs of holders of the MITTS into consideration in determining, composing, or calculating the DJIASM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the MITTS to be issued or in the determination or calculation of the amount to be paid on the MITTS. Dow Jones has no obligation or liability in connection with the administration, marketing, or trading of the MITTS.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DJIASM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF MITTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJIASM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJIASM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OR ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND US.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

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Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•

Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the MITTS at maturity will depend on the performance of the Index. Accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS. Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Hypothetical Tax Accrual Table. The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 4.30% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the MITTS as if the MITTS had been issued on June 4, 2010 and were scheduled to mature on May 29, 2015. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $12.3631 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on the MITTS as of End of Accrual Period (per Unit of the MITTS)
June 4, 2010 to December 31, 2010	$0.2480	$0.2480
January 1, 2011 to December 31, 2011	$0.4454	$0.6934
January 1, 2012 to December 31, 2012	$0.4648	$1.1582
January 1, 2013 to December 31, 2013	$0.4850	$1.6432
January 1, 2014 to December 31, 2014	$0.5060	$2.1492
January 1, 2015 to May 29, 2015	$0.2139	$2.3631

Hypothetical Projected Redemption Amount = $12.3631 per unit of the MITTS.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“MITTS®” and “Market Index Target-Term Securities®” are our registered service marks.